UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queens Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Announcement Regarding Filing of Restated Transition Period Financial Statements

On April 18, 2023, Li-Cycle Holdings Corp. (the “Company”) issued a press release to announce that the Company has restated its unaudited condensed consolidated financial statements for the two months ended December 31, 2022 and 2021 and related management’s discussion and analysis of financial condition and results of operations, and filed an amendment to its Transition Report on Form 20-F, which was previously filed on March 30, 2023.

A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

The following exhibit is furnished as part of this Current Report on Form 6-K.

Exhibit Number	Exhibit Description

99.1	Press Release, dated April 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer

Date: April 18, 2023